For period ending   May 31, 2014  Exhibit 77C

File number 811-6475

Strategic Global Income Fund, Inc.

 On March 13, 2014 the Fund’s shareholders elected board members at an annual meeting of shareholders.
Pursuant to Instruction 2 of Sub-Item 77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action regarding the election of directors since there were no solicitations in opposition to the registrant’s nominees and all of the nominees were elected.